SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                            Thorn Apple Valley, Inc.
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                               (Name of Issuer)

					  Common Stock
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	          (Title of Class of Securities)

				         885184-10-1
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			                    (CUSIP Number)




 Sheila B. Hagen, Vice President and General Counsel, IBP, inc., P. O.
Box 515, IBP Avenue, Dakota City, NE  68731   Telephone: (402) 241-3827
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                            September 10, 1998
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 885184-10-1                         Page 2 of 5 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	IBP, inc.
	IRS Identification No.:	42-0838666
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2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)  /__/


	(b)  /__/
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3
SEC USE ONLY
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4
SOURCE OF FUNDS (See Instructions)
	WC
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5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)  /__/
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6
CITZENSHIP OR PLACE OF ORGANIZATION
	Delaware
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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:
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7
SOLE VOTING POWER
As of 3/31/99 714,285 shares that IBP has the right to acquire pursuant to a convertible debenture (See Items 3 and 5)
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8
SHARED VOTING POWER
	-0-
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9
SOLE DISPOSITIVE POWER
As of 3/31/99 714,285 shares that IBP has the right to acquire pursuant to a convertible debenture (See Items 3 and 5)
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10
SHARE DISPOSITIVE POWER
	-0-
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11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	As of 3/29/97 714,285 shares (See Items 3 and 5)
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12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) /__/
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13
PERCENT OF CLASS REPORTED BY AMOUNT IN ROW (11)
	11.6% on 3/29/99  (See Items 3 and 5)
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14
TYPE OF REPORTING PERSON
	CO
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CUSIP NO. 885184-10-1                      Page 3 of 5 pages


                                 IBP, inc.

                   Statement Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

Item 1.  Security and Issuer.

	This statement relates to the common stock, $.10 par value, of Thorn Apple Valley, Inc., a Michigan corporation
("Issuer"), located at 26999 Central Park, Suite 300,
Southfield, MI  48076.

Item 2.  Identity and Background.

	The person filing this Statement is IBP, inc., a Delaware corporation ("IBP"), located at 800 Stevens Port Drive, Dakota Dunes, SD 57049. IBP is the world's largest producer of fresh and frozen meat, with beef and pork plants located throughout the United States.

	The following individuals are the executive officers and directors of IBP, inc. (one asterisk indicates a director and officer, and two asterisks indicates a director), each is a citizen of the United States:

Name                   Present Principal Occupation     Business Address
                       or Employment

Robert L. Peterson*    Chairman and CEO,			           800 Stevens Port Drive
                       IBP, inc.                      Dakota Dunes, SD 57049

Richard L. Bond*       President and COO              800 Stevens Port Drive
                       IBP, inc.                      Dakota Dunes, SD 57049

Eugene D. Leman*       President, Fresh Meats         800 Stevens Port Drive
                       IBP, inc.                      Dakota Dunes, SD 57049

Larry Shipley          President, IBP Enterprises     800 Stevens Port Drive
                       IBP, inc.                      Dakota Dunes, SD 57049

Craig J. Hart          Vice President and Controller  800 Stevens Port Drive
                       IBP, inc.                      Dakota Dunes, SD 57049

John S. Chalsty **     Chairman                      277 Park Avenue, 17th Floor
                                                     Donaldson, Lufkin &
                                                     Jenrette, Inc.
                                                     New York, NY  10172

Wendy L. Gramm**       Director, Regulatory Studies  P.O. Box 39134
                       George Mason University       Washington, D.C.  20016


CUSIP NO. 885184-10-1                           Page 4 of 5 Pages


John J. Jacobson, Jr.**	President                    P.O. Box 411098
                        TransAm Trucking, Inc.       Kansas City, MO  64141

Martin A. Massengale**  President Emeritus           220 Keim Hall
                        University of Nebraska       Lincoln,  NE 68583-0953

Michael L. Sanem**      Self-employed cattle feeder  P.O. Box 1555
                                                     Estes Park, CO 80517

JoAnn R. Smith**        President, Smith Associates  16115 NW HWY 320
                                                     Micanopy, FL  32667

Dale C. Tinstman**      Consultant                   40 Bishop Square
                                                     Lincoln, NE 68502

	Neither IBP, nor to IBP's knowledge, any executive officer or director listed above has during the past five years been convicted in any criminal proceeding or any proceeding involving federal or state securities laws.


Item 3.  Source and Amount of Funds or Other Consideration.

	Since August 20, 1998 IBP has made purchases of the Issuers Common Stock on the open market (NASDAQ) as follows:

August 20, 1998        52,500 shares at $7.9524
September 1, 1998      15,000 shares at $6.9708

Since March 3, 1999 IBP has made sales of the Issuers Common
Stock on the open market (NASDAQ) as follows:

March 3, 1999          14,500 shares at $1.2155
March 4, 1999          10,000 shares at $1.0175
March 5, 1999          43,000 shares at $0.6134

In addition, IBP is entitled to 714,785 upon conversion of a 6 1/2% $10,000,000 convertible debenture dated September 10, 1998 that was purchased from the Issuer. The debenture has a $14 per share conversion feature, convertible into Common Stock of the Issuer. The debenture is due September 9, 2003 unless previously converted into Common Stock of the Issuer. IBP may convert the debenture at anytime upon proper notice. The funds for all purchases, and the $10,000,000 for the debenture, came from IBP's working capital.



CUSIP NO. 885184-10-1                       Page 5 of 5 Pages


Item 4.  Purpose of Transaction.

	IBP acquired the 67,500 shares of the Common Stock of the Issuer which were owned by IBP for investment purposes. The shares that would be available upon exercise of the Convertible Debenture were intended for investment purpose.
The convertible debenture was entered into at the same time as a long-term supply agreement between the Issuer and IBP. The funds from the convertible debenture provide working capital to the Issuer, including funds for purchases under the supply agreement. Issuer filed for bankruptcy on March 5, 1999. At various times during the months before this filing, several proposals were discussed between the parties whereby IBP would acquire all or a portion of Issuer's stock or assets, however, no agreement regarding any such transaction was ever reached by the parties. If assets of the Issuer are sold through the bankruptcy proceeding, IBP may be interested in purchasing some, or substantially all of the assets, contingent upon the price and other terms under which such assets may be sold. Otherwise, there are no plans or proposals pending which relate to or would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest of Securities of the Issuer.

	In addition to the information provided in Item 3, the Issuer is believed to have 6,137,423 shares of outstanding Common Stock. As of the date of this filing, IBP has the right to acquire 714,285 shares under a convertible debenture from the Issuer, and IBP has beneficial ownership of approximately 11.6% of the outstanding shares of the Issuer. IBP would have the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of such shares obtained upon a conversion under the convertible debenture. Except as disclosed in Item 3, during the past 60 days, there have been no transactions in shares of Common Stock of the Issuer by IBP.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

	Convertible Debenture, the terms of which are described in Item 3.

Item 7.  Material to be Filed as Exhibits.

	The Convertible Debenture is incorporated by reference from the Issuer's Form 10-K filed September 14, 1998 with the
United States Securities and Exchange Commission.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 1999
      --------------------                IBP, inc.


                                          By:  /s/ Larry Shipley
                                             ---------------------------
                                             Its Chief Financial Officer